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                                                                      EXHIBIT 33

[Reliance Electric Logo]                                       November 22, 1994

Dear Reliance Electric Shareholder:

     I am pleased to inform you that Reliance has entered into a Merger Agreement with Rockwell International Corporation and a subsidiary of Rockwell providing for the acquisition of all of the issued and outstanding shares of Reliance common stock at a net price of $31.00 per share of Class A and Class B Common Stock and $83.948 per share of Class C Common Stock.

     Enclosed is a Supplement to the Offer to Purchase from Rockwell reflecting the terms of its revised Tender Offer. The Rockwell Tender Offer is conditioned upon, among other things, a majority of the total number of shares of common stock outstanding (on a fully diluted basis) being validly tendered and not withdrawn. The Merger Agreement provides that, as promptly as practicable following the Rockwell Tender Offer, all shares which are not tendered through the Rockwell Tender Offer will be acquired through a second step merger at the same price per share as the Tender Offer.

     Reliance's Board of Directors has, in light of and subject to the terms and conditions set forth in the Merger Agreement, determined that each of the revised Rockwell Tender Offer and the Rockwell Merger are fair to, and in the best interests of, the shareholders of Reliance.

     Your Board of Directors has unanimously approved the revised Rockwell Tender Offer and the Rockwell Merger and recommends that shareholders ACCEPT the revised Rockwell Tender Offer and tender their shares.

     Attached is a copy of Reliance's Schedule 14D-9 amendment relating to the revised Rockwell Tender Offer, which is being filed today with the Securities and Exchange Commission. This document should be read carefully. In particular, I call your attention to Item 4, which describes both the reasons for the Board of Directors' unanimous recommendations and certain additional factors that shareholders may wish to consider.

                                          Sincerely,

                                          /s/  JOHN C. MORLEY

                                          John C. Morley
                                          President and Chief Executive Officer